Exhibit 99.9

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Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800

Press release

Rio Tinto announces US$475 million first phase expansion to increase IOC capacity by 50 per cent

11 March 2008

Rio Tinto has announced the approval of a US$475 million project to increase the Iron Ore Company of Canada’s (IOC) annual production of iron ore concentrate to 22 million tonnes. The investment is the first phase of an IOC expansion program that may see production capability increase 50 per cent by 2011.

Work will commence immediately to expand IOC’s mining and processing facilities in Labrador West and increase transportation capacity on its 418 kilometre railway to its port facilities in Sept-Îles, Québec. The investment includes the purchase of new mining equipment as well as installation of a new crusher station in the mine and autogenous grinding mill in the concentrator and a six kilometre overland conveyor to link them together. New locomotives and rail cars will be purchased to increase railway capacity.

The remainder of the expansion program is currently in feasibility studies and a decision will be made later this year on plans to increase annual concentrate production further to more than 25 million tonnes, including an increase in pellet production to 14.5 million tonnes.

IOC chairman and Rio Tinto Iron Ore chief executive Mr Sam Walsh said the decision highlighted not only the value of Rio Tinto’s global platform of iron ore production, but also the level of confidence in market conditions over the longer term.

“The iron ore market is as tight as it has ever been and our sustained and substantial reinvestment in our operations in Canada and worldwide demonstrates the confidence we have in that market. The IOC expansion program emphasises the Group’s ability to increase supply from an existing strong base on several continents,” Mr Walsh said.

Mr. Terence F. Bowles, president and CEO of IOC, said the expansion will provide substantial employment and community growth in the Labrador West region. IOC’s 1,900-strong workforce, one of the largest in the Newfoundland and Labrador industrial sector, will grow by 200 with this expansion. Construction jobs are expected to peak at 250 over the next three years. In addition to economic benefits from growth in tax revenues and local commerce, Labrador West will benefit from improvements in infrastructure, transportation, recreation and social services.

“This investment secures the long-term future of our operations and improves the livelihoods of those around us,” said Mr. Bowles, speaking at a news conference broadcast on-line from St. John’s, the capital city of Newfoundland and Labrador. “IOC has been the main driver of the Labrador West economy for more than 50 years, and this expansion programme ensures that a new generation of families in the region can be confident that there will be rewarding careers for years to come,” he added.

“This major expansion reflects the current strong market conditions as well as the confidence of our shareholders in our ability to deliver,” added Mr. Bowles. The investment is one of many being made in Canada by IOC’s major shareholder and

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operator, Rio Tinto, which has activities in more than 40 countries worldwide. This includes mining developments and acquisitions in British Columbia, Northwest Territories and Quebec.

IOC’s commitment to sustainable development is fully reflected in its expansion program. The company is working very closely with local community stakeholders in Labrador City and Sept-Îles to optimize economic and social impacts and to protect the natural environment. Community consultations are well underway to ensure that this expansion proceeds in the best interests of the communities and IOC.

About Iron Ore Company of Canada

IOC is Canada’s largest iron ore producer, with iron ore being one of Canada’s most important mineral products in terms of both tonnage and value. IOC is known globally for the high quality of its products, which are often used in blends by steelmakers to improve quality and meet specifications to improve quality and productivity and reduce greenhouse gas emissions. Its broad product range is sold globally to all segments of steel industry including the high growth direct-reduction sector. IOC had approximately 416 million tonnes of iron ore reserves and 1.37 billion tonnes of iron ore resources as at 2006* and it continues to have significant resources and exploration potential.

Rio Tinto is the major shareholder and operator of IOC (58.72 per cent), along with Mitsubishi Corporation (26.18 per cent), and Labrador Iron Ore Royalty Income Fund (15.10 per cent). Rio Tinto is a leading international mining group headquartered in the UK, whose focus is finding, mining, and processing mineral resources. Rio Tinto Iron Ore is headquartered in Perth, Western Australia.

(* Source: Rio Tinto Annual Report 2006)

Media Kit: www.ironore.ca. Play or Download the recorded Webcast from the announcement, a Project Overview video clip, PowerPoint presentation and Backgrounder.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…/

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Forward-Looking Statements

This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

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For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 8080 1306
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605
Ian Head	Nick Cobban
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 8080 1305
Mobile: +61 (0) 408 360 101	Mobile: +44 (0) 7920 041 003

Media Relations, Americas	Media Relations, Canada
Nancy Ives	Michel Filion
Mobile: +1 619 540 3751	Office: +1 514 285 8441

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365
Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk